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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: August 9, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

RSM SUBMITS MINE PERMIT APPLICATIONS TO STATE AND FEDERAL AGENCIES FOR THE PINON GOLD-SILVER PROJECT AND A DRILL HOLE LOCATION PERMIT APPLICATION TO TEST THE COPPER SKARN SYSTEM ON THE RAILROAD PROPERTY, ELKO COUNTY, NV

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, AUGUST 8, 2006, ROYAL STANDARD MINERALS INC. (“RSM”) has filed a Plan of Operations with the US Bureau of Land Management (BLM) and a Water Pollution Control Permit application with the Nevada Department of Environmental Protection (NDEP) for the purpose of achieving a permit to develop and operate an open pit heap leach gold-silver mine on its Pinon property located in Elko County, Nevada. The applications were completed by JBR Environmental Consultants in Elko, NV and Dyre Engineering Consultants Inc. of Reno, NV. The applications will be reviewed by the agencies involved and comments will be returned to the Company, these comments may result in further changes/modifications to the Company’s application.

RSM has recently acquired additional property near the proposed Pinon minesite currently in the permit stage. The Darkstar gold property is located less than 2 miles from the Pinon deposit. A NI-43-101 report is planned that will include an evaluation of the near surface gold-silver resources that currently exist on this property.

The Company has filed for permits to drill 13 core holes with the USBLM to test a copper-lead-zinc-gold-silver prospect that occurs on the Railroad property located south of Newmont’s Rain gold district. The base and precious metal skarn prospect is centered on the Bullion intrusive. The current program is to attempt to determine overall size and thickness of this occurrence north of the Bald Mountain Fault (BMF), the northern down thrown extension copper mineralization was identified as part of a gold exploration program. Secondly, the company will drill several other targets south of the BMF to test the large alteration zone that exists for more than one (1) mile south of the BMF. Immediately south of the BMF this property has had copper-lead-zinc- gold silver production in close proximity to a skarn assemblage.

Prior to drilling all of the geophysical data will be evaluated to include an expanded ground geophysical survey of the entire property, this work is expected to commence in September, 2006.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ 775-487-2454 FAX 775 -487-2460

Visit our website at Royal-Standard.com